Exhibit 4.8

Description of Capital Stock of Luna Innovations Incorporated

The following description of the common stock of Luna Innovations Incorporated (the “Company”) is a summary and does not purport to be complete. This summary is qualified in its entirety by reference to the provisions of the Delaware General Corporation Law (the “DGCL”) and the complete text of the Company’s amended and restated certificate of incorporation (the “restated certificate”), the Amended and Restated Certificate of Designations of the Series A Convertible Preferred Stock (the “certificate of designations”), and the amended and restated bylaws (the “bylaws”), each as currently in effect, which are incorporated by reference as Exhibits 3.1, 3.2 and 3.3, respectively, of the Company’s Annual Report on Form 10-K, to which this description is also an exhibit. The Company encourages you to read that law and those documents carefully.

Authorized Capital Stock

The restated certificate authorizes the issuance of up to 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock with a $0.001 par value per share. The Company’s board of directors may establish the rights and preferences of the preferred stock from time to time.

Common Stock

    Voting Rights

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all directors being elected at such time.

    Dividends

Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

Preferred Stock

The board of directors has the authority under our restated certificate, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
The board of directors previously designated 1,321,514 shares of preferred stock as Series A Convertible Preferred Stock (“Series A Preferred Stock”). All shares of Series A Preferred Stock have been converted to common stock and, accordingly, there are no shares of Series A Preferred Stock outstanding.
The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays

Exhibit 4.8
associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws

The restated certificate provides for the Company’s board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because common stockholders do not have cumulative voting rights, common stockholders representing a majority of the shares of common stock outstanding will be able to elect all of the Company’s directors. The restated certificate and bylaws provide that only the Company’s board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders. The restated certificate requires a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of the restated certificate and bylaws relating to the absence of cumulative voting, the classification of the Company’s board of directors, and the designated parties entitled to call a special meeting of the stockholders.

The combination of a classified board, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for existing stockholders to replace the Company’s board of directors as well as for another party to obtain control of the Company by replacing the Company’s board of directors. Since the Company's board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the Company’s control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in the Company’s control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of the Company’s control. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in the Company’s management.

Section 203 of the General Corporation Law of the State of Delaware

The Company is subject to Section 203 of the DGCL, which regulates acquisitions of some Delaware corporations. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date of the transaction in which the person became an interested stockholder, unless:

•the board of directors of the corporation approved the business combination or the other transaction in which the person became an interested stockholder prior to the date of the business combination or other transaction;

•upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and shares issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•on or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation authorized the

Exhibit 4.8
business combination at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding stock of the corporation not owned by the interested stockholder.

Section 203 of the DGCL defines a "business combination" to include any of the following:

•any merger or consolidation involving the corporation and the interested stockholder;

•any sale, transfer, pledge or other disposition of 10% or more of the corporation's assets or outstanding stock involving the interested stockholder;

•subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder;

•any transaction involving the corporation that has the effect of increasing the proportionate share of its stock owned by the interested stockholder; or

•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
•In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

Section 203 of the DGCL could depress the Company’s stock price and delay, discourage or prohibit transactions not approved in advance by the board of directors, such as takeover attempts that might otherwise involve the payment to the Company’s stockholders of a premium over the market price of the common stock.

Nasdaq Capital Market Listing

The common stock is listed on the Nasdaq Capital Market under the symbol “LUNA.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 6201 15th Avenue, Brooklyn New York 11219.